FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of October 2005
October 25, 2005

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  ☑                      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐                      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

SIGNATURES
EXHIBIT A NOTICE OF 2005 ANNUAL GENERAL MEETING OF BSKYB
EXHIBIT B PROXY FORM SENT TO HOLDERS OF ORDINARY SHARES
EXHIBIT C DEPOSITARY’S PROXY FORM FOR HOLDERS OF ADRS EVIDENCING ORDINARY SHARES

     Annexed hereto is a copy of the 2005 Notice of Annual General Meeting of British Sky Broadcasting Group plc (“BSkyB”) which has been sent to holders of Ordinary Shares and to holders of American Depositary Receipts (“ADRs”) in connection with the Annual General Meeting of BSkyB to be held on November 4, 2005 in London, England.
     Also annexed hereto is a copy of the related Proxy Form which was sent to holders of Ordinary Shares of BSkyB and a copy of the Depositary’s Proxy Form, which The Bank of New York sent to holders of ADRs evidencing Ordinary Shares.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC
Date: October 25, 2005	By:	/s/ Dave Gormley
Dave Gormley
Company Secretary

Exhibit A

British Sky Broadcasting Group plc
Notice of Annual General Meeting 2005

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CONTENTS
01 CHAIRMAN’S LETTER
03 NOTICE OF ANNUAL GENERAL MEETING
05 APPENDIX
10 NOTES

A letter from the Chairman to Shareholders including the Notice of Annual General Meeting to be held on Friday 4 November 2005 at 11.30am.

To be held at:

The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

This document is important and requires your immediate attention.

If you are in doubt about what action to take, you are recommended to seek your own personal financial advice without delay from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold or transferred all your shares in British Sky Broadcasting Group plc, please forward this document and the accompanying Form of Proxy at once to the purchaser or transferee or the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

Paragraph 1 of the Appendix to this document contains certain defined terms which are used throughout this document.

CHAIRMAN’S LETTER

Dear Shareholder,

Annual General Meeting

This year’s Annual General Meeting is to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 4 November 2005 at 11.30am. The Notice of Annual General Meeting, which follows this letter, sets out the business to be considered at the meeting. The purpose of this letter is to explain certain elements of that business to you.

Resolutions 3 to 8 (inclusive)

Reappointment of Non-Executive Directors

Resolutions 3 to 5 deal with the reappointment of David Evans, Allan Leighton, and Lord Wilson of Dinton, Non-Executive Directors of the Board who are considered by the Board to be independent under the Combined Code, and Resolutions 6 to 8 with the reappointment of Rupert Murdoch, David DeVoe and Arthur Siskind, as Non-Executive Directors. Biographies of each of these Directors can be found within the Annual Report and Accounts. Arthur Siskind is subject to annual reappointment in accordance with requirement A.7.2 of the Combined Code, as he has served as a Non-Executive Director for longer than 9 years. The Board has confirmed that all Directors standing for reappointment at the forthcoming Annual General Meeting continue to perform effectively and demonstrate commitment to their roles.

In accordance with article 116 of the Company’s articles of association your Directors inform you that in relation to Resolution 6, I am seventy-four years of age.

Resolution 10

Remuneration Report

It is mandatory for all listed companies to put their Report on Directors’ Remuneration to an advisory shareholder vote. As the vote is advisory it does not affect the actual remuneration paid to any individual Director.

Resolution 11

Political donations

Resolution 11 is designed to deal with the rules on political donations contained in the Political Parties, Elections and Referendums Act 2000. Under the rules, donations to any EU political organisations or the incurring of EU political expenditure are prohibited unless authorised by shareholders in advance.

What constitutes a donation, an EU political organisation, or EU political expenditure is not easy to decide, as the legislation is capable of wide interpretation. Therefore, notwithstanding that we have no intention either now or in the future to make any donation or to incur any political expenditure in respect of any political party in the EU, the Board has decided to put forward this Resolution to renew the authority granted by shareholders at the Annual General Meeting of the Company held on 12 November 2004, in order to ensure that the Company does not inadvertently fall foul of the prohibition on unauthorised donations. The Board has decided to maintain the aggregate cap at £200,000.

Resolution 12

Allotment of share capital

At the Annual General Meeting of the Company held on 12 November 2004, the Directors were given authority to allot Ordinary Shares up to a maximum nominal amount of £320,000,000 representing approximately 33% of the Company’s then nominal issued Ordinary Share capital. This authority expires at the end of the Annual General Meeting on 4 November 2005. Your Board considers it appropriate that a further similar authority be granted to allot Ordinary Shares up to a maximum nominal amount of £304,000,000 (representing approximately 33% of the Company’s nominal issued Ordinary Share capital as at 22 September 2005 being the latest practical date prior to publication of this circular) in the period up to the conclusion of the Annual General Meeting in 2006.

The Directors have no present intention of exercising this authority.

Resolution 13

Disapplication of statutory pre-emption rights

This Resolution will empower the Directors to allot Ordinary Shares for cash on a non-pre-emptive basis up to a maximum nominal value of £46,000,000, representing approximately 5% of the nominal issued Ordinary Share capital of the Company as at 22 September 2005 (being the latest practical date prior to publication of this circular).

Resolution 14

Authority to purchase Ordinary Shares

This Resolution would allow the Company to buy backup to 92,000,000 Ordinary Shares in the market, which is approximately 5% of the issued Ordinary Share capital at 22 September 2005 (the latest practical date prior to publication of this circular). As at such date the Company had options to subscribe for equity shares outstanding in respect of 53,050,319 Ordinary Shares. This figure represents 2.9% of the issued Ordinary Share capital at that date and would represent 3.0% of the issued Ordinary Share capital if the full authority to purchase Ordinary Shares was used. The Company currently operates a policy of satisfying the exercise of share options through the market purchase of Ordinary Shares by the Company’s Employee Share Ownership Plan.

The Resolution sets out the lowest and highest prices that the Company can pay for the Ordinary Shares. The authority would expire on the date which is 12 months from the date of the passing of the Resolution. Any buy back would be by market purchases though the London Stock Exchange. Any Ordinary Shares so purchased would be cancelled. The effect of cancelling Ordinary Shares would be to reduce the number of Ordinary Shares in issue.

If the Resolution is approved, the Board currently expects to utilise the share purchase authority if this will result in an increase in earnings per share and would be in the best interests of shareholders generally. The Directors would only authorise such purchases after careful consideration, taking account of other investment opportunities, appropriate gearing levels, the effect on earnings per share and the overall financial position of the Group.

Resolution 15

Waiver Resolution and further information

Under Rule 9 of the City Code any person who acquires shares which, taken together with the shares already held by him or acquired by persons acting in concert with him, carry 30% or more of the voting rights in a company which is subject to the City Code is normally required to make a general offer to all of the remaining shareholders to acquire their shares. Similarly, when any person or persons acting in concert already hold 30% or more but less than 50% of the voting rights in such a company, a general offer will normally be required to be made if any further shares are acquired. An offer under Rule 9 must be in cash at the highest price paid within the preceding 12 months for any shares acquired in the company by the person required to make the offer or any person acting in concert with him.

Under Rule 37 of the City Code, when a company purchases its own voting shares, a resulting increase in the percentage of voting rights carried by the shares of any person or group of persons acting in concert will be treated as an acquisition for the purposes of Rule 9. However, a shareholder will not normally incur an obligation to make an offer under Rule 9 unless that shareholder is a director or is acting in concert with a director. Certain of the Directors other than the Non-News affiliated Directors are connected with News Corporation, the holding company of News UK Nominees Limited. In accordance with and for the purposes of Rule 37, News UK Nominees Limited is therefore treated as a director.

The current holding of News UK Nominees Limited is 686,021,700 Ordinary Shares, representing 37.19% of the voting rights in the Company. News UK Nominees Limited is a subsidiary of News Corporation.

If the Company were to repurchase Ordinary Shares under the authority to be granted by Resolution 14 and at the time the voting rights attributable to the aggregate holding of News UK Nominees Limited continued to exceed 30% of the voting rights of the Company,

CHAIRMAN’S LETTER

continued

or if in the meantime its holding has fallen below this level and, as a result, increased to 30% or more of such voting rights, an obligation under Rule 9 of the City Code would arise for News UK Nominees Limited to make a cash offer for the issued Ordinary Shares of the Company which it does not already own.

The Panel has agreed to waive the compulsory bid obligation of News UK Nominees Limited arising in respect of a repurchase by the Company of its Ordinary Shares subject to Resolution 15 being approved by the Independent Shareholders voting on a poll at the Annual General Meeting.

The waiver in Resolution 15, which is valid only for so long as the authority granted pursuant to Resolution 14 remains in force, applies only in respect of increases in the percentage interest of News UK Nominees Limited (and any persons acting in concert with it) resulting from market purchases by the Company of its own Ordinary Shares and not in respect of other increases in its holding.

If the authority to be granted by Resolution 14 were to be exercised in full, and assuming no disposals of Ordinary Shares by News UK Nominees Limited and no issues of Ordinary Shares by the Company in the meantime, the holdings of News UK Nominees Limited would rise to 39.14%. However, following discussions between News UK Nominees Limited and the Company over this likely increase in its shareholding, News UK Nominees Limited has agreed that notwithstanding any such increase, it will limit the exercise of its voting rights to its current shareholding of 37.19%. These arrangements are reflected in a Voting Agreement dated 21 September 2005 which has been entered into between the Company, BSkyB Holdco Inc, News UK Nominees Limited and News Corporation. A summary of the principal terms of the Voting Agreement is set out in paragraph 8.3 of the Appendix.

Following the exercise of the authority, as News UK Nominees Limited will continue to hold more than 30% but less than 50% of the issued share capital, any further increase in its shareholding will remain subject to the provisions of Rule 9.

Resolution 16

Amendment to the Articles of Association

The Companies (Audit, Investigations and Community Enterprises) Act 2004 relaxed the prohibition in section 310 of the Companies Act 1985 in respect of companies indemnifying their directors against certain liabilities.

The section 310 prohibition on indemnities no longer applies to directors and other officers of the Company and only applies to its auditors. The new more relaxed prohibition on companies indemnifying their directors is set out in new section 309A to 309C of the Companies Act 1985 and the new provisions allowing companies to fund the defence of proceedings against a director are set out in a new section 337A of the Companies Act 1985. The prohibition on companies indemnifying their company secretary and other managers has been removed completely.

The proposed new article 159 is a general permissive article which will allow the Company to indemnify its directors subject to the Companies Act 1985 (as amended). The new article refers generally to the granting of indemnities and does not contain any limits on the power of the Company to grant indemnities except that they must be within the limits of the Companies Act 1985 (as amended). The new article will require an indemnity in favour of a director to be dealt with by a contractual arrangement between the Company and the relevant director.

The adoption of such arrangements is subject to Board review and will be disclosed in the annual Directors’ Remuneration Report. In addition, such arrangements will be open to inspection by shareholders. The Board plans to review whether it will put such indemnities in place and/or amend existing indemnities before the Annual General Meeting in 2006.

Resolution 17

Further amendment to the Memorandum and Articles of Association

The enactment of the Communications Act 2003 has altered some of the broadcasting legislation applicable to the Company. As a result, the memorandum and articles of association of the Company require updating in so far as they refer to legislation and regulatory bodies relevant to the pre-Communications Act 2003 regime.

Accordingly, Resolution 17 sets out detailed amendments to the memorandum and articles of association to reflect the updated regulatory position. The amendments are minor in nature and do not impact to any material extent on the substantive content of the existing memorandum and articles of association.

Action to be taken

A Form of Proxy for use by shareholders in connection with the Annual General Meeting is enclosed. Electronic Proxy Appointment (“EPA”) is being made available by the Company for this year’s Annual General Meeting. EPA enables shareholders to lodge their proxy appointment by electronic means via a website provided by Lloyds TSB Registrars at www.sharevote.co.uk

CREST members may use the CREST electronic proxy appointment service to submit their proxy appointment in respect of the Annual General Meeting. Further information regarding the appointment of proxies and voting can be found on page 10 of this document.

Recommendations

Your Directors believe that the adoption of Resolutions 1 to 14 (inclusive), 16 and 17 is in the best interests of the Company and its shareholders as a whole and recommend that you vote in favour of such Resolutions as they intend to do in respect of their own beneficial holdings of 130,486 Ordinary Shares in aggregate, representing approximately 0.007% of the Ordinary Shares currently in issue. In respect of Resolution 15, the Board believes that it may be appropriate in the future for the Company to repurchase Ordinary Shares. However, the Board would not be prepared to authorise a repurchase of the Company’s Ordinary Shares in circumstances which would lead to a general offer for the Ordinary Shares being required to be made by News UK Nominees Limited. In addition, in pursuing a continued buy-back authority, the Board considers that it was appropriate that the Company conditionally entered into the Voting Agreement with News UK Nominees Limited, which would limit the exercise of its voting rights to the level which it currently holds. Accordingly your Directors (other than Rupert Murdoch, Chase Carey, David DeVoe, James Murdoch and Arthur Siskind, who are affiliated with, or otherwise interested in, News Corporation, which is interested in the Ordinary Shares held by News UK Nominees Limited, and have therefore abstained from such considerations), who have been so advised by Deutsche Bank, believe that the waiver of the Rule 9 obligations is fair and reasonable and is in the best interests of shareholders as a whole. In providing advice to the Non-News affiliated Directors, Deutsche Bank has taken into account the commercial assessments of the Non-News affiliated Directors. The Non-News affiliated Directors therefore unanimously recommend that you vote in favour of Resolution 15, as they intend to do in respect of their own beneficial holdings of 130,486 Ordinary Shares in aggregate, representing approximately 0.007% of the Ordinary Shares currently in issue.

Yours sincerely,

Rupert Murdoch
Chairman
26 September 2005

NOTICE OF ANNUAL GENERAL MEETING

British Sky Broadcasting Group plc

Notice is hereby given under the authority of the Board that the Annual General Meeting of British Sky Broadcasting Group plc (“the Company”) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 4 November 2005 at 11.30 am to transact the following business:

01	To receive and adopt the financial statements for the year ended 30 June 2005, together with the report of the Directors and auditors thereon.

02	To declare a final dividend.

03	To reappoint David Evans as a Director.

04	To reappoint Allan Leighton as a Director.

05	To reappoint Lord Wilson of Dinton as a Director.

06	To reappoint Rupert Murdoch as a Director.

07	To reappoint David DeVoe as a Director.

08	To reappoint Arthur Siskind as a Director.

09	To reappoint Deloitte & Touche LLP as Auditors and to authorise the Directors to agree their remuneration.

10	To receive the Report on Directors’ Remuneration for the year ended 30 June 2005.

To consider and, if thought fit, to pass the following Resolutions:

11	Ordinary Resolution: that,

in accordance with Section 347C of the Companies Act 1985 as amended (the “Act”) the Company is authorised:

(a)	to make donations to EU political organisations, as defined in Section 347A of the Act, not exceeding £100,000 in total; and

(b)	to incur EU political expenditure, as defined in Section 347A of the Act, not exceeding £100,000 in total, during the period beginning with the date of the passing of this Resolution and ending on 31 December 2006 or, if sooner, the conclusion of the Annual General Meeting of the Company to be held in 2006 provided that the authorised sum referred to in paragraphs (a) and (b) above may be comprised of one or more amounts in different currencies which, for the purposes of calculating the said sum, shall be converted into pounds sterling at the exchange rate published in the London edition of the Financial Times on the day on which the relevant donation is made or expenditure incurred (or the first business day thereafter) or, if earlier, on the day in which the Company enters into any contract or undertaking in relation to the same.

12	Ordinary Resolution: that,

(a)	the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 as amended (the “Act”) to exercise for the period ending on the date of the next Annual General Meeting all the powers of the Company to allot relevant securities up to a maximum nominal amount of £304,000,000 (being approximately 33% of the nominal issued Ordinary Share capital);

(b)	by such authority the Directors may during such period make offers or agreements which would or might require relevant securities to be allotted after the expiry of such period and the Directors shall be entitled to allot relevant securities pursuant to such offer or agreement as if this authority had not expired and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked; and

(c)	for the purposes of this Resolution, words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings herein.

13	Special Resolution: that,

(a)	subject to the passing of Resolution 12 set out in the notice convening the Annual General Meeting of which this Resolution forms part, the Directors, pursuant to Section 95 of the Companies Act 1985 as amended (the “Act”), be empowered to allot equity securities, within the meaning of Section 94 of the Act, for cash pursuant to and during the period of the authority conferred by Resolution 12, as if Section 89(1) of the Act did not apply to any such allotment,

(i)	in connection with a rights issue; and

(ii)	up to an aggregate nominal amount of £46,000,000 (being approximately 5% of the nominal issued Ordinary Share capital);

(b)	by such power the Directors may during such period make offers or agreements which would or might require equity securities to be allotted after the expiry of such period; and

(c)	for the purposes of this Resolution:

(i)	“rights issue” means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised body or any stock exchange in, any territory); and

(ii)	words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings herein.

14	Special Resolution: that,

subject to and conditional upon the passing of Resolution 15 set out in the notice convening the Annual General Meeting of the Company dated 26 September 2005 the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of Ordinary Shares, provided that:

(a)	the maximum number of Ordinary Shares authorised to be purchased is 92,000,000;

(b)	the minimum price that maybe paid for an Ordinary Share is 50 pence;

(c)	the maximum price that may be so paid shall be an amount equal to 105% of the average of the middle market quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased; and

(d)	the authority conferred by this Resolution shall, unless previously renewed, revoked or varied, expire on the date which is 12 months from the date of this Resolution but not so as to prejudice the completion of any purchase contracted before that date.

15	Ordinary Resolution: that,

the arrangements described in the notice convening the Annual General Meeting of the Company dated 26 September 2005 relating to the authority to be given to the Company to make market purchases of up to 5% of Ordinary Shares, be and are hereby approved for the purposes of the dispensation provisions under Rule 9 of the City Code on Takeovers and Mergers, to permit the holding of Ordinary Shares by News UK Nominees Limited and any persons who derive their interest in the share capital of the Company through their direct or indirect holding in News UK Nominees Limited to increase up to a maximum holding of 39.14% of the Ordinary Shares.

NOTICE OF ANNUAL GENERAL MEETING

continued

16	Special Resolution: that,

Article 159 of the articles of association of the Company be deleted and a new article in the following form be substituted in its place:

“159. Subject to the provisions of the Act, the Company may:

(a)	indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b)	purchase and maintain insurance for any person who is or was a director against any loss or liability or expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated Company.”

17	Special Resolution: that,

(a)	the memorandum of association of the Company be amended by the deletion of existing paragraphs (3) and (6) of clause 4(A) and the substitution in their place of the following new paragraphs:

“(3) the provision in the United Kingdom of text services (as defined in the Communications Act 2003), data transmissions and all other services involving the use of broadcast satellite frequencies for the United Kingdom;”

“(6) obtaining any requisite licences from the Office of Communications or any successor to such authority and complying with the terms thereof.”

(b)	the articles of association of the Company be amended by:

(i)	inserting alphabetically in Article 1(1) the following definitions:
““Broadcasting Act 1996” the Broadcasting Act 1996 (as amended by the Communications Act) including any supplementary legislation, Orders or Statutory Instruments enacted pursuant thereto;
““Broadcasting Acts” the Broadcasting Act 1990 and the Broadcasting Act 1996;”
““Communications Act” the Communications Act 2003 including any supplementary legislation, Orders or Statutory Instruments enacted pursuant thereto;”
““Ofcom” the Office of Communications established pursuant to section 1 of the Office of Communications Act 2002 or such other successor body as may be appointed from time to time to exercise all or any of the powers of such body under the Broadcasting Acts and/or the Communication Act;”

(ii)	deleting the existing definitions of “Broadcasting Act”, “Licence” and “Relevant Interest” in Article 1(1) and substituting in their place the following new definitions:
““Broadcasting Act 1990” the Broadcasting Act 1990 (as amended by the Communications Act) including any supplementary legislation, Orders or Statutory Instruments enacted pursuant thereto;”
““Licence” a licence to provide a television licensable content service, a digital television programme service or any other service under the Broadcasting Acts;”
““Relevant Interest” any interest (which either alone or when taken with any other interest or interests) in shares in the Company (including any interest attributed by the directors pursuant to the definition of “Relevant Investor” below) as a result of which (a) the Company or any subsidiary would become a disqualified person in relation to any Licence held by it (or awarded, but not yet granted to it) by virtue of Part II of Schedule 2 to the Broadcasting Act 1990, (b) there would be a breach of, or failure to comply with, any requirements or conditions imposed by or under section 5 of the Broadcasting Act 1990 and/or Schedule 14 of the Communications Act, in relation to any Licence of the Company or any subsidiary to which those requirements apply, by the Company or any subsidiary or any other person, (c) Ofcom may refuse to grant or may revoke a Licence to the Company or any subsidiary under the Broadcasting Acts or (d) the Company or any subsidiary would otherwise be materially affected in relation to any Licence held by (or awarded, but not yet granted, to) it;”

(iii)	deleting all references to “the ITC” in Articles 1(1), 33(1) and 51(2) and substituting in their place references to “Ofcom”.

By Order of the Board,

David Gormley
Company Secretary
Registered Number: 2247735
Registered Office:
Grant Way
Isleworth
Middlesex TW7 5QD
26 September 2005

Notes regarding the appointment of a proxy and voting can be found on page 10 of this document.

APPENDIX ADDITIONAL INFORMATION

1. Definitions

“Authority to Make Market Purchases” means the authority to be granted to the Company by Ordinary Shareholders to make market purchases of Ordinary Shares in the terms of Resolution 14 as set out in the Notice of Annual General Meeting on page 3 of this document;

“City Code” means the City Code on Takeovers and Mergers;

“Company” means British Sky Broadcasting Group plc;

“Deutsche Bank” means Deutsche Bank AG London;

“Directors” or “the Board” means the Directors of the Company whose names are set out in paragraph 3 of this appendix;

“Group” means the Company and its subsidiaries;

“Independent Shareholders” means shareholders of the Company other than News UK Nominees Limited;

“News Parties” means BSkyB Holdco Inc, News UK Nominees Limited, and News Corporation;

“Non-News affiliated Directors” means all the Executive and Non-Executive Directors other than Rupert Murdoch, James Murdoch, Chase Carey, David DeVoe and Arthur Siskind;

“Ordinary Shares” means Ordinary Shares of 50 pence each in the capital of the Company and “Ordinary Shareholders” shall be construed accordingly;

“Panel” means the Panel on Takeovers and Mergers;

“Voting Agreement” means the agreement described under Resolution 15 in the Chairman’s letter.

2. Responsibility

2.1 The Directors take responsibility for the information contained in this document other than the recommendation and associated opinion attributed to the Non-News affiliated Directors set out in the paragraph headed Recommendations in the Chairman’s Letter of this document, the information relating to Deutsche Bank contained in that paragraph and the information for which responsibility is being taken under paragraph 2.3. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are taking responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.2 The Non-News affiliated Directors take responsibility for the recommendation and associated opinion attributed to them in the paragraph headed Recommendations in the Chairman’s Letter of this document. To the best of the knowledge and belief of the Non-News affiliated Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are taking responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.3 The Directors (other than the Non-News affiliated Directors and James Murdoch) take responsibility for the information contained in this document in paragraphs 4.3, 4.4 and 4.5. To the best of the knowledge and belief of such Directors (who have taken all reasonable care to ensure that such is the case), the information in this document for which they are taking responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

3. The Directors

3.1 The names of the Directors and the positions they hold are as follows:
Rupert Murdoch (Non-Executive Director & Chairman)
Lord Rothschild (Senior Independent Non-Executive Director & Deputy Chairman)
James Murdoch (Executive Director & Chief Executive Officer)
Jeremy Darroch (Executive Director & Chief Financial Officer)
Chase Carey (Non-Executive Director)
David DeVoe (Non-Executive Director)
David Evans (Independent Non-Executive Director)
Nicholas Ferguson (Independent Non-Executive Director)
Andrew Higginson (Independent Non-Executive Director)
Allan Leighton (Independent Non-Executive Director)
Jacques Nasser (Independent Non-Executive Director)
Gail Rebuck (Independent Non-Executive Director)
Arthur Siskind (Non-Executive Director)
Lord St John of Fawsley (Non-Executive Director)
Lord Wilson of Dinton (Independent Non-Executive Director)

     3.2 Of the above Directors, Rupert Murdoch, Chase Carey and David DeVoe are Executive Directors of, and therefore affiliated with, News Corporation and Arthur Siskind is a Senior Advisor to the Chairman of News Corporation and therefore affiliated with News Corporation. James Murdoch is the son of Rupert Murdoch and is interested in the share capital of News Corporation, as further described (along with the interests in News Corporation of Rupert Murdoch, David DeVoe and Arthur Siskind) in paragraph 4.3 below.

4. Interests and dealings in shares of the Company

4.1 Directors

4.1.1 At the close of business on 22 September 2005 (being the latest practicable date prior to the publication of this document) the interests of the Directors and their families and the interests of the persons connected with them (within the meaning of Section 346 of the Companies Act 1985 as amended (the “Act”)) in the issued Ordinary Share capital of the Company were as follows:

	Number of	Number of	Percentage
	Ordinary	Ordinary	of issued
	Shares	Shares	share
Director	Beneficial	Non-Beneficial	capital
David Evans	*16,000	—	0.0009
Nicholas Ferguson	10,000	—	0.0005
Andrew Higginson	2,000	—	0.0001
Lord Rothschild	100,000	2,018,750	0.1148
Lord St John of Fawsley	2,000	—	0.0001
Lord Wilson of Dinton	486	—	0.00003

* Held in the form of 4,000 ADRs. 1 ADR is equivalent to 4 Ordinary Shares.

In addition to the above interests, the Executive Directors are deemed to be interested in 3,247,566 Ordinary Shares currently held by the trustees of the BSkyB Employee Share Ownership Plan.

APPENDIX ADDITIONAL INFORMATION
continued

4.1.2 At the close of business on 22 September 2005 (being the latest practicable date prior to the publication of this document) the outstanding options over Ordinary Shares in which the Directors were interested were as follows:

	Number of
	Ordinary	Exercise	Exercise
Name	Shares	Price	Period
James Murdoch*	450,000	Nil-priced option	11.08.07 — 10.08.14
Jeremy Darroch*	250,000	Nil-priced option	11.08.07 — 10.08.14
Jeremy Darroch**	4,281	386p	01.02.10 — 01.08.10

* The awards, which have been granted under the Company’s Long Term Incentive Plan (“LTIP”), will vest in full in August 2007 provided that certain performance criteria are satisfied. In respect of the award to James Murdoch, prior to any event which would otherwise lead to a vesting of the Ordinary Shares awarded under the LTIP, the Company may elect instead to pay in cash an amount equal to the then market value of such Ordinary Shares and upon such payment the right to the vesting of such Ordinary Shares shall lapse.

** Option granted under the Company’s Sharesave Scheme.

4.1.3 The maximum percentage shareholdings of each of the Directors in the event that the Board exercises the proposed authority to buy back Ordinary Shares for cancellation in its entirety (assuming no disposals by them, no issue of Ordinary Shares by the Company and no exercise of other options by other option holders) will be:

	Number of	Number of	Percentage
	Ordinary	Ordinary	Shareholding
	Shares	Shares	assuming
Name of Director	Beneficial	Non-Beneficial	full share buy-back
David Evans	*16,000	—	0.0009
Nicholas Ferguson	10,000	—	0.0006
Andrew Higginson	2,000	—	0.0001
Lord Rothschild	100,000	2,018,750	0.1209
Lord St John of Fawsley	2,000	—	0.0001
Lord Wilson of Dinton	486	—	0.00003

* Held in the form of 4,000 ADRs. 1 ADR is equivalent to 4 Ordinary Shares.

4.1.4 During the period of 12 months preceding the date of this document, there have been the following dealings for value in relevant securities by the Directors:

				Number of
Name	Date	Description	Price	Shares
Andrew Higginson	04.02.05	Purchase	578.5p	2,000
Lord St John of Fawsley	31.03.05	Sale	583.6p	2,000

4.1.5 During the period of 12 months preceding the date of this document, none of the Directors have sold a proportion of the Ordinary Shares issued to them as a result of exercising any options over Ordinary Shares.

4.2 The BSkyB Employee Share Ownership Plan

The BSkyB Employee Share Ownership Plan has transferred 3,691,614 Ordinary Shares to participants of the Group’s employee share schemes during the period of 12 months preceding the date of this document, to satisfy the vesting of their entitlements.

The BSkyB Employee Share Ownership Plan has made the following market purchases of Ordinary Shares during the 12 month period preceding this document:

Date	Number of Ordinary Shares	Purchase price
08.06.05	1,200,000	539.5p
10.06.05	1,470,000	534.5p

4.3 News Corporation

4.3.1 News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

On 12 November 2004, a reorganisation was completed (the “Reorganisation”), whereby News Corporation became the parent company of News Holdings Limited (formerly known as The News Corporation Limited), a South Australia corporation (“TNCL”), and its subsidiaries. The Reorganisation was completed pursuant to schemes of arrangements under Australian law in which all ordinary and preferred shares of TNCL were cancelled and, in exchange, holders of those shares received shares of News Corporation voting Class B common stock, par value $0.01 per share (“Class B Common Stock”), and nonvoting Class A common stock, par value $0.01 per share (“Class A Common Stock”), respectively, on a one-for-two basis. References to News Corporation mean TNCL and its subsidiaries prior to 12 November 2004 and News Corporation and its subsidiaries from 12 November 2004 forward.

News Corporation is incorporated in the United States and its shares of Class A Common Stock and Class B Common Stock are listed on the New York Stock Exchange. As at 22 September 2005 it had a market capitalisation of approximately US$ 51.47 billion.

For the year ended 30 June 2005 News Corporation reported turnover of US$ 23.9 billion (2004: US$ 20.8 billion) and income before income tax expense and minority interest in subsidiaries of US$ 3.56 billion (2004: US$ 2.76 billion). Total Shareholders’ Equity as at 30 June 2005 was US$ 29.4 billion (2004: A$ 20.9 billion).

On 10 August 2005, News Corporation announced that it expected fiscal 2006 operating income growth to be in the mid-teens range. Additionally, since 30 June 2005, News Corporation has been operated in the ordinary course and there have been no material adverse changes to its business.

4.3.2 The Directors of News Corporation are:
Rupert Murdoch
Peter Barnes
Chase Carey
Peter Chernin
Kenneth E. Cowley
David DeVoe
Viet Dinh
Rod Eddington
Andrew S.B. Knight
Lachlan Murdoch
Thomas J. Perkins
Stanley S. Schuman
Arthur M. Siskind
John L. Thornton

4.3.3 At the close of business on 22 September 2005 (being the latest practical date prior to the publication of this document) the interests of the Directors of the Company in the issued share capital of News Corporation were as follows:

	Number of Class B	Number of Class B	Percentage
	Common	Common	of issued
Director	Shares Beneficial	Shares Non-Beneficial	share capital
James Murdoch	1,644	0	0.0002
Rupert Murdoch*	307,947,677	0	29.9
Arthur Siskind	10,934	0	0.001

	Number of	Number of
	Class A Common	Class A Common	Percentage
	Shares	Shares	of issued
Director	Beneficial	Non-Beneficial	share capital
James Murdoch	879	0	0.00004
Rupert Murdoch*	61,963,141	0	2.8
David DeVoe	8,160	0	0.001
Arthur Siskind	33,226	0	0.0004

* According to a proxy statement filed by News Corporation with the SEC on 8 September 2005 beneficial ownership reported includes 57,931,399 shares of Class A Common Stock and 297,280,548 shares of Class B Common Stock beneficially owned by the AE Harris Trust. Rupert Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the AE Harris Trust. Rupert Murdoch, however, disclaims any beneficial ownership of such shares. Beneficial ownership reported also includes 4,012,402 shares of Class A Common Stock and 10,646,571 shares of Class B Common Stock held by the K.R. Murdoch 2004 Revocable Trust of which Rupert Murdoch holds a beneficial and trustee interest. Beneficial ownership reported also includes 4,800 shares of Class A Common Stock and 4,540 shares of Class B Common Stock held by certain members of Rupert Murdoch’s family.

4.3.4 During the period of 12 months preceding the date of this document, there have been the following dealings for value in the relevant securities of News Corporation by the Directors of the Company:

				Number of
Name	Date	Description	Price	Shares
Rupert Murdoch*	26.10.04	Dividend Reinvestment Plan	A$10.58	43
James Murdoch	26.10.04	Dividend Reinvestment Plan	A$10.58	2
Rupert Murdoch	03.02.05	Purchase of Class B Common	US$17.3	2,540

* Corporations which were controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons acquired, under TNCL’s dividend reinvestment plan, 477,161 shares of TNCL at A$10.58 per share in October 2004.

4.3.5 At the close of business on 22 September 2005 (being the latest practical date prior to the publication of this document) the outstanding options over Class A Common stock of News Corporation in which the Directors of the Company have an interest are as follows:

Number of
	Class A	Exercise	Exercise
Name of Director	Common Shares	Price	Period
David DeVoe	240,000	A$16.0400	13.08.03—13.08.12
	130,000	A$28.0600	30.08.02—30.08.11
	120,000	A$36.3000	01.08.01—01.08.10
	500,000	A$35.5000	01.05.01—01.05.10
	500,000	A$22.0000	15.11.00—15.11.09
	150,000	A$20.9200	06.09.00—06.09.09
	150,000	A$18.7000	07.09.99—07.09.08
	45,000	A$9.5800	19.08.98—19.08.07
Rupert Murdoch	12,000,000	A$44.0000	15.11.00—15.11.09
Arthur Siskind	240,000	A$16.0400	13.08.03—13.08.12
	130,000	A$28.0600	30.08.02—30.08.11
	120,000	A$36.3000	01.08.01—01.08.10
	500,000	A$35.5000	01.05.01—01.05.10
	500,000	A$22.0000	15.11.00—15.11.09
	150,000	A$20.9200	06.09.00—06.09.09
	200,000	A$18.7000	07.09.99—07.09.08
James Murdoch	110,000	A$16.0400	13.08.03—13.08.12
	80,000	A$28.0600	30.08.02—30.08.11
	250,000	A$36.3000	01.08.01—01.08.10
	31,800	A$20.9200	06.09.00—06.09.09
	37,500	A$16.1600	07.09.99—07.09.08
	21,876	A$9.5800	19.08.98—19.08.07

All options awarded by News Corporation to the Directors vest as to 25% on each anniversary date of the grant until fully vested. These options then become exercisable as they vest.

4.3.6 During the period of 12 months preceding the date of this document the following Directors have sold shares in News Corporation as a result of the exercise of options:

			Number of
Name	Date	Type of Shares	Price on Sale	ADS/US Shares
Chase Carey	01.10.04	Preferred	US$31.4846	54,500.00	ADS
	01.10.04	Preferred	US$31.4846	5,500.00	ADS
	04.10.04	Preferred	US$31.8388	35,500.00	ADS
	04.10.04	Preferred	US$31.8388	24,500.00	ADS
	05.10.04	Preferred	US$31.9104	60,000.00	ADS
	06.10.04	Preferred	US$32.2000	5,500.00	ADS
	06.10.04	Preferred	US$32.0072	30,000.00	ADS
	06.10.04	Preferred	US$32.0072	30,000.00	ADS
	06.10.04	Preferred	US$32.0072	750.00	ADS
	30.12.04	Class A Common	US$18.6300	1,500.00	Shares

4.4.1 At the close of business on 22 September 2005 (being the latest practical date prior to the publication of this document) none of the Directors of News Corporation had any interest in the issued Ordinary Share capital of the Company, nor during the period of 12 months preceding the date of this document have they had any dealings in the relevant securities of the Company.

4.4.2 Neither News UK Nominees Limited nor any person deemed to be acting in concert with it has had any dealings in the relevant securities of the Company in the 12 months preceding the date of this document.

4.5 News UK Nominees Limited

News UK Nominees Limited is a wholly owned subsidiary of News Corporation. The address of the registered office of News UK Nominees Limited is 1 Virginia Street, London E98 1XY.

4.6 Interests of advisers

At the close of business on 22 September 2005 (being the latest practicable date prior to the publication of this document) the interests (all of which are beneficial unless otherwise stated) of advisers of the Company in relevant securities of the Company were as follows:

Number of
Party	Ordinary Shares
DeAM Germany	180,693
Deutsche Asset Management Group Ltd, London	326,986
Deutsche Bank AG	13,745,904
Deutsche Investment Management Americas, New York	980
Deutsche Morgan Grenfell Group plc, London	603,097
DWS Holding & Service GmbH	483,290
Deutsche Bank (Suisse) S.A.	149,051
Taunus Corp.	44,474

APPENDIX ADDITIONAL INFORMATION
continued

4.7 General

4.7.1 Save as disclosed above in this paragraph 4:

(a)	no Director, nor any person acting in concert with a Director, is interested in any relevant securities;

(b)	no Director, nor any person acting in concert with a Director, has dealt for value in relevant securities during the period of 12 months preceding the date of this document;

(c)	the Company does not have any arrangements with any other person in relation to relevant securities and there are no undertakings from any persons to vote in favour of Resolution 15 as set out in the Notice of Annual General Meeting on page 3 of this document;

(d)	neither:-

(i)	any Associate of the Company; nor

(ii)	any pension fund of the Company; nor

(iii)	any pension fund of an Associate of the Company; nor

(iv)	any employee benefit trust of the Company; nor

(v)	any employee benefit trust of an Associate of the Company; nor

(vi)	any bank or financial or other connected advisor of the Company (including stockbrokers but excluding exempt principal traders), including any person controlling, controlled by or under the same control as any such bank or financial or other connected advisor; nor

(vii)	any bank or financial or other connected advisor of an Associate of the Company (including stockbrokers but excluding exempt principal traders) including any person controlling, controlled by or under the same control as any such bank or financial or other connected advisor;

owns or controls any relevant securities or has dealt for value in any such securities in the 12 months preceding the date of this document; and

(e)	the Company does not hold any shares or other securities in News UK Nominees Limited or any person deemed to be acting in concert with it, and has not dealt for value in any such shares or securities during the period of 12 months preceding the date of this document.

4.8 In this paragraph 4 references to:

4.8.1 “control” means holdings, or aggregate holdings, of shares carrying 30% or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether or not the holding(s) give de facto control; and

4.8.2 “relevant securities” mean Ordinary Shares and securities convertible into, rights to subscribe for, derivatives referenced to and options (including traded options) in respect of, Ordinary Shares; and

4.8.3 “Associate” means parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status).

5. Directors’ service contracts

5.1 The only Directors of the Company having service contracts in respect of their employment are the Executive Directors. The terms of their service contracts are as follows:

James Murdoch

James Murdoch has a service agreement with the Company which was deemed to commence on 27 November 2003 and shall continue unless, or until, terminated by either party giving to the other not less than 12 months’ notice in writing. James Murdoch’s remuneration consists of a base salary of £825,000 per annum. James Murdoch will be paid a bonus amount depending upon the performance criteria adopted by the remuneration committee (“the Committee”) for each financial year during the continuance of his service agreement with the Company. The amount paid under this clause in respect of the financial year ended 30 June 2005 will be £1 million, if the performance targets for the year were met, up to a maximum of £1.5 million, where performance targets had been exceeded, and such appropriate lesser amount if, and to the extent that, such targets were not met. The Committee has determined that in respect of the financial year ended 30 June 2005 James Murdoch’s bonus will be £1.2 million. The amount of bonus capable of being earned by James Murdoch in each subsequent financial year shall not be less than that capable of being earned in the financial year ended 30 June 2005, and shall similarly be calibrated against the budget adopted by the Company following the annual planning process.

James Murdoch is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary, medical insurance, an entitlement to participate in the LTIP and a relocation allowance (“Expense Allowance”) of £200,000 per annum up until 27 November 2006.

James Murdoch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group’s businesses at the date of termination of his agreement. Such restriction will be for a period of six months.

On termination of the agreement, James Murdoch will be entitled to one year’s salary, pension and life assurance benefits from the date of termination, plus his Expense Allowance equal to the value received over the previous twelve months, except that the Expense Allowance would be reduced to the extent that it would have ceased to be payable in the following twelve months. James Murdoch will also be entitled to a pro-rata bonus up to the date of termination. James Murdoch would be entitled to a bonus in full if he was able to terminate his employment for cause.

Jeremy Darroch

Jeremy Darroch has a service contract with the Company that commenced on 16 August 2004 and shall continue unless, or until, terminated by either party giving to the other not less than 12 months’ notice in writing. Jeremy Darroch’s remuneration consists of a base salary of £500,000 per annum and an annual discretionary bonus to be agreed by the Committee. The Committee has determined that in respect of the financial year ended 30 June 2005 Jeremy Darroch’s bonus will be £640,000. He is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary and medical insurance. He will also participate in the LTIP.

Jeremy Darroch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group’s businesses at the date of termination of his agreement. Such restriction will be for a period of twelve months.

On termination of the agreement, Jeremy Darroch will be entitled to one year’s salary, pension and life assurance benefits from the date of termination and a pro-rata bonus up to the date of termination. Jeremy Darroch would be entitled to a bonus in full if he was able to terminate his employment for cause.

5.2 There have been no new Directors’ service agreements or amendments to existing Directors’ service agreements within the period of six months preceding the date of this document.

6. Material changes

6.1 There has been no material change in the financial or trading position of the Company subsequent to the publication of the last audited financial statements of the Company for the year ended 30 June 2005.

6.2 The attention of the shareholders is drawn to the financial information in the financial statements for the year ended 30 June 2005 which accompany this document.

7. Middle market quotations

7.1 The following table sets out the middle market quotations for an Ordinary Share, as derived from the Daily Official List of the London Stock Exchange plc, for the first business day of each of the six months immediately preceding the date of this document and for 22 September 2005 (being the latest practicable date prior to the publication of this document):

Date
1 April 2005	572.5p
3 May 2005	533.0p
1 June 2005	535.5p
1 July 2005	529.5p
1 August 2005	541.0p
1 September 2005	568.5p
22 September 2005	556.5p

8. Material contracts and Voting Agreement

8.1 On 3 November 2004 the Company and its subsidiaries, British Sky Broadcasting Limited and Sky Subscribers Services Limited, entered into a Revolving Credit Facility with Barclays Capital, Citigroup Global Markets Limited, Deutsche Bank AG London, JPMorgan plc and The Royal Bank of Scotland plc (as mandated lead arrangers), certain financial institutions listed therein (as original lenders), and Barclays Bank plc (as agent) (the “Agreement”). Under the terms of the Agreement, the lenders agreed to make available to the Company a revolving credit facility of up to £1,000,000,000 (the “Facility”) for general corporate purposes and to finance the working capital or capital expenditure requirements of the Group. The facility has a maturity date of 30 July 2010. The Agreement contains financial and other covenants on the part of the Group. The Company’s obligations under the Agreement have been guaranteed by British Sky Broadcasting Limited, Sky Subscribers Services Limited and BSkyB Investments Limited.

8.2 Save for the above Agreement, during the period of two years preceding the date of this document, the Company and its subsidiaries have not entered into any material contracts otherwise than in the ordinary course of business.

8.3 Voting Agreement

The Voting Agreement, which is dated 21 September 2005 and has been entered into between the Company, BSkyB Holdco Inc, News UK Nominees Limited and News Corporation, is conditional upon the passing of Resolution 15 by the Independent Shareholders. Under the Voting Agreement the News Parties have given an undertaking that neither they nor any persons acting in concert with any of them will exercise at any general meeting of the Company more than 37.19% of the voting rights attached to shares of a class carrying rights to vote in all circumstances at general meetings of the Company. The provisions of this voting undertaking cease to apply on the first to occur of the following dates:

(a)	the date on which a general offer is made by an Independent Person (as defined in the Voting Agreement) for the Ordinary Share capital of the Company;

(b)	the date on which formal proposals are circulated to shareholders of the Company the effect of which would be to give control of the Company to an Independent Person (including, without prejudice to the generality of the foregoing: (i) the date on which a partial offer or other offer (not being a general offer) is made by an Independent Person for the Ordinary Share capital or a scheme of arrangement or other merger is formally proposed by the Company, and (ii) the date on which the Company enters into an agreement or makes an offer to effect a reverse take over as such term is used in Chapter 10.2 of the Listing Rules of the Financial Services Authority, in each case the effect of which would be to give control of the Company to an Independent Person);

(c)	the date on which a general offer made by any of the News Parties or a person associated (as defined in the Voting Agreement) or any person acting in concert with any of them for the Ordinary Share capital becomes wholly unconditional;

(d)	the date on which a court scheme of arrangement, having the effect of giving Control of the Company to any of the News Parties or a person associated or any person acting in concert with any of them, becomes effective;

(e)	the date (being on or after the earlier of (i) the date on which the annual general meeting of the Company is held in 2006, and (ii) 30 November 2006,) on which the number of Ordinary Shares held by the News Parties expressed as a percentage of the Company’s total issued Ordinary Share Capital is or falls below 37.19%;

(f)	the date on which the Company (with the approval of its independent shareholders in general meeting) agrees that the voting agreement shall otherwise terminate;

(g)	the passing of a resolution or the making of an order for the winding up of the Company (other than for the purposes of and followed by a solvent reconstruction or amalgamation).

9. General

9.1 Deutsche Bank has given and has not withdrawn its written consent to the inclusion in this document of the references to its name and its advice to the Non-News affiliated Directors in the form and context in which they are included. Deutsche Bank, which is regulated by the Financial Services Authority, is acting only for the Non-News affiliated Directors and no-one else in connection with its advice to the Non-News affiliated Directors and will not regard any other person as its client or be responsible to anyone other than to the Non-News affiliated Directors for providing the protections afforded to clients of Deutsche Bank, nor for giving advice in relation to this or any other matter referred to in this document.

9.2 No agreement, arrangement or understanding (including any compensation arrangements) exists between the Directors, recent Directors, shareholders or recent shareholders in the Company having any connection with or dependence upon the proposals set out in this document.

9.3 No agreement, arrangement or understanding exists whereby beneficial ownership of any Ordinary Shares acquired by the Company pursuant to the Authority to Make Market Purchases will be transferred to any other person. All Ordinary Shares acquired by the Company will, in accordance with the Act, be cancelled and the issued Ordinary Share capital of the Company will be reduced by the nominal amount of the Ordinary Shares so purchased.

9.4 The Directors’ intentions regarding the continuance of the Company’s business and its intentions regarding the continued employment of its employees and those of its subsidiaries will not be altered on completion of any proposed purchase by the Company of its Ordinary Shares.

10. Documents available for inspection

10.1 Copies of the following documents will be made available for inspection during normal business hours Monday to Friday (public holidays excepted) from the date of posting of this document at the registered office of the Company, and at the offices of Herbert Smith at Exchange House, Primrose Street, London EC2A 2HS, up to, and including, the date of the Annual General Meeting, and also from 15 minutes prior to the meeting and during the meeting:

10.1.1 the memorandum and articles of association of the Company in their existing form and in the form they will be, assuming that the changes proposed at the Annual General Meeting of the Company to be held on 4 November 2005 are adopted;

10.1.2 the memorandum and articles of association of News UK Nominees Limited;

10.1.3 the memorandum and bye laws of News Corporation;

10.1.4 the audited consolidated accounts of the Company for the years ended 30 June 2004 and 30 June 2005;

10.1.5 the audited consolidated accounts of News Corporation for the years ended 30 June 2004 and 30 June 2005;

10.1.6 copies of Directors’ service contracts with the Company;

10.1.7 copy of the revolving credit facility referred to in paragraph 8.1 above;

10.1.8 copy of the written consent from Deutsche Bank referred to in paragraph 9.1 above; and

10.1.9 copy of the Voting Agreement referred to in paragraph 8.3 above.

NOTES

(i)	Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Members of the Company (the ‘Register’) as at 6.00pm on 2 November 2005 (the ‘Specified Time’) shall be entitled to attend or vote at the Annual General Meeting (‘AGM’) in respect of the number of Ordinary Shares registered in their names at that time. Changes to entries on the Register for certificated or uncertificated shares of the Company after the Specified Time shall be disregarded in determining the rights of any person to attend or vote at the AGM. Should the AGM be adjourned to a time not more than 48 hours after the Specified Time, that time will also apply for the purpose of determining the entitlement of shareholders to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned AGM. Should the AGM be adjourned for a longer period, to be so entitled, shareholders must have been entered on the Register by 6.00pm two days prior to the adjourned AGM or, if the Company gives notice of the adjourned AGM, at the time specified in the Notice.

(ii)	Electronic proxies. You may, if you wish, appoint your proxy electronically at www.sharevote.co.uk. You will need your Reference Number, Card I.D. and Account Number (this is the series of 24 numbers printed under your name on the Proxy Form). Alternatively, if you have already registered with Lloyds TSB Registrars’ on-line portfolio service, Shareview, you can submit your Proxy Form at www.shareview.co.uk (click on ‘Company Meetings’). Full instructions are given on both websites. The proxy appointment and instructions should reach Lloyds TSB Registrars not less than 48 hours before the time appointed for the holding of the meeting or an adjourned meeting. Please note that any electronic communication found to contain a computer virus will not be accepted.

(iii)	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 4 November 2005 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(iv)	Any member of the Company entitled to attend and vote at the AGM may appoint one or more proxies to attend and, on a poll, to vote on his/her behalf. A proxy need not be a member of the Company. Completion of the Proxy Form, or submission of an electronic appointment of proxy, for the AGM does not prevent a member from attending and voting in person if he/she is entitled to do so and so wishes.

(v)	Only the Independent Shareholders, and not News UK Nominees Limited, will be entitled to vote on Resolution 15 which will be taken on a poll.

Exhibit B

The Queen Elizabeth II Conference Centre
St James's Park
Horse Guards Rd.
Parliament St.
Victoria Embankment
Westminster
Great George St.
Parliament
Square
Bridge St.
Westminster Bridge
Birdcage Walk
Storey's Gate
Lit. Sanct.
Lt. George St.
Broad Sanctuary
Margaret St.
Houses of Parliament
River Thames
Petty France
Tothill St.
Dean Farrar St.
Dacre St.
Broadway
St James's Park
A302 Victoria St.
Main Entrance
B326 Great Smith St.
Westminster Abbey
Old Palace Yard
Abingdon St.

Notes

01 A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote instead of him. Resolution 15 will be voted on a poll. A proxy need not be a shareholder of the Company.

02 To be valid, your signed and dated proxy form must be completed, signed and deposited together with any power of attorney or authority under which it is signed or a certified copy of such power or authority (whether delivered personally or by post), at the offices of the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6BJ as soon as possible and no later than 11.30am on 2 November 2005. In the case of a corporation, the proxy form should be exercised under its common seal and/or by the hand of a duly authorised officer or person. When two or more valid proxy appointments are delivered or received in respect of the same share for use at the same meeting, the one which was last sent shall be treated as replacing and revoking the others in their entirety as regards that share. If the Company is unable to determine the one which was last sent, none of them shall be valid in respect of that share.

03 The "vote withheld" box is provided to enable you to abstain on any particular resolution. However, it should be noted that a "vote withheld" is not a vote in law and will not be counted in the calculation of the proportion of votes "for" and "against" a resolution but will be counted to establish if a quorum is present.

04 If you would like to submit your proxy vote via the Internet, you can do so by accessing the link at www.shareview.co.uk and thereafter choosing the appropriate options. Before you can submit your vote via the Internet you will be asked to agree to certain terms and conditions. You will require your Reference Number, Card ID and Account Number printed on the Form of Proxy to log in. You can access this site from any Internet enabled computer with Internet Explorer 4 or Netscape 4, or above.

05 Only those shareholders registered in the register of members of the Company at 6.00pm on 2 November 2005 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to the entries on the register of members after 6.00pm 2 November 2005 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

06 In the case of joint registered holders, the signature of one holder on a proxy card will be accepted and the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the relevant joint holding.

07 To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issue's agent (ID number 7RA01) by 11.30am on 2 November 2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST System) from which the issuer's agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertified Securities Regulations 2001.

08 Return of this form of proxy will not prevent a registered shareholder from attending the meeting and voting in person.

sky

Form of Proxy

British Sky Broadcasting Group plc
2005 Annual General Meeting

+ **REFERENCE NUMBER** **CARD I.D.** **ACCOUNT NUMBER** +

You may vote electronically, instead of using this form. Guidance notes are given on this form and in the accompanying Notice of Annual General Meeting.
I/We the undersigned, being (a) member(s) of British Sky Broadcasting Group plc hereby appoint the Chairman of the Meeting (see note 1) or as my (our) proxy to vote for me (us) on my (our) behalf at the Annual General Meeting of the Company to be held on Friday 4 November 2005 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.30am and at any adjournment thereof.

Please indicate your vote by marking the appropriate boxes in black ink like this: ☒

	Resolutions	**For**	**Against**	**Withheld**
01	To receive and adopt the financial statements for the year ended 30 June 2005, together with the report of the Directors and auditors thereon	☐	☐	☐
02	To declare a final dividend	☐	☐	☐
03	To reappoint David Evans as a Director	☐	☐	☐
04	To reappoint Allan Leighton as a Director	☐	☐	☐
05	To reappoint Lord Wilson of Dinton as a Director	☐	☐	☐
06	To reappoint Rupert Murdoch as a Director	☐	☐	☐
07	To reappoint David DeVoe as a Director	☐	☐	☐
08	To reappoint Arthur Siskind as a Director	☐	☐	☐
09	To reappoint Deloitte & Touche LLP as Auditors and to authorise the Directors to agree their remuneration	☐	☐	☐
10	To receive the Report on Directors' Remuneration for the year ended 30 June 2005	☐	☐	☐
11	To authorise the Directors to make EU political donations and incur EU political expenditure under the PPER Act 2000	☐	☐	☐
12	To authorise the Directors to allot shares under Section 80 Companies Act 1985	☐	☐	☐
13	To disapply statutory pre-emption rights (Special Resolution)	☐	☐	☐
14	To authorise the Directors to make market purchases (Special Resolution)	☐	☐	☐
15	To approve the waiving of the compulsory bid obligation in respect of market purchases under Rule 9 of the City Code on Takeovers & Mergers	☐	☐	☐
16	To approve the amendment to article 159 of the Company's articles of association (Special Resolution)	☐	☐	☐
17	To approve the amendments to the Company's memorandum and articles of association following the enactment of the Communications Act 2003 (Special Resolution)	☐	☐	☐

+ +

DATE	**SIGNATURE(S)**	**PRODUCT I.D.**
		0938-006-0

This card should not be used for any comments, change of address, or other queries. Please send a separate instruction.

Exhibit C

RESOLUTIONS

2 To declare a final dividend

3 To reappoint David Evans as a Director

4 To reappoint Allan Leighton as a Director

6 To reappoint Rupert Murdoch as a Director

7 To reappoint David DeVoe as a Director

8 To reappoint Arthur Siskind as a Director

11 To authorise the Directors to make EU political donations and incur EU political expenditure under the PPER Act 2000

12 To authorise the Directors to allot shares under Section 80 Companies Act 1985

13 To disapply statutory pre-emption rights (Special Resolution)

14 To authorise the Directors to make market purchases (Special Resolution)

15 To approve the waiving of the compulsory bid obligation in respect of market purchases under Rule 9 of the City Code on Takeovers & Mergers

16 To approve the amendment to article 159 of the Company's articles of association (Special Resolution)

17 To approve the amendments to the Company's memorandum and articles of association following the enactment of the Communications Act 2003 (Special Resolution)

☐

▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

☒ Votes must be indicated (x) in Black or Blue ink.

	FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD
1.	☐	☐	☐	6.	☐	☐	☐	11.	☐	☐	☐	16.	☐	☐	☐
2.	☐	☐	☐	7.	☐	☐	☐	12.	☐	☐	☐	17.	☐	☐	☐
3.	☐	☐	☐	8.	☐	☐	☐	13.	☐	☐	☐				
4.	☐	☐	☐	9.	☐	☐	☐	14.	☐	☐	☐				
5.	☐	☐	☐	10.	☐	☐	☐	15.	☐	☐	☐				

To change your address, please mark this box. ☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here

Co-Owner sign here

British Sky Broadcasting Group plc

Annual General Meeting

Instructions to The Bank of New York, as Depositary
(Must be received prior to the close of business on October 28, 2005)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Receipt of British Sky Broadcasting Group plc registered in the name of the undersigned on the books of the Depositary as of the close of business on September 28, 2005 at the Annual General Meeting of the members of British Sky Broadcasting Group plc to be held on November 4, 2005 in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box. The Depositary shall endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions or deemed instructions. If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (x) the Company does not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of Shares.

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.